EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following entities, unless otherwise indicated, are wholly-owned direct or indirect subsidiaries of the Registrant as of December 31, 2012:

	Name	State or Country of Organization

1.	Baker Holding Corporation	Delaware
2.	Baker/OTS, Inc.	Delaware
3.	Michael Baker International, Inc.	Delaware
4.	Michael Baker Engineering, Inc.	New York
5.	Michael Baker Jr., Inc.	Pennsylvania
6.	The LPA Design Group, Inc.	South Carolina
7.	The LPA Group, LLC	South Carolina
8.	Vermont General Insurance Company	Vermont
9.	Baker Engineering International, Ltd.	Cayman Islands
10.	Michael Baker de Mexico S.A. de C.V.	Mexico
11.	The LPA Group of Canada, Inc.	New Brunswick, Canada
12.	RBF Consulting	California
13.	Hirsch & Company	California